UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 12b-25

SEC File No.: 000-15260

CUSIP No.: 286186101

NOTIFICATION OF LATE FILING

(Check One):         ☐ Form 10-K and Form 10-KSB; ☐ Form 20-F;

      ☐ Form 11-K; ☒ Form 10-Q amd 10-QSB; ☐ Form N-SAR

For Period ended: December 31, 2004

☐            Transition Report on Form 10-K

☐            Transition Report on Form 20-F

☐            Transition Report on Form 11-K

☐            Transition Report on Form 10-Q

☐            Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

Element 21 Golf Company
Full Name of Registrant

BRL Holdings, Inc.
Former Name if Applicable

200 Perimeter Road Manchester, NH 03103-3326
Address of Principal Executive Office (Street and Number) City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☐            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

☐            (c) The accountant’s statement or other exhibit required by Rule 12(b)–25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has very few employees and was unable to prepare the necessary information in a timely manner because of other commitments on behalf of the Registrant.  As a result, the Registrant requires additional time to complete the Form 10-QSB and therefore, the Registrant’s Quarterly Report on Form 10-QSB regarding the quarter ended December 31, 2004 could not be timely filed without unreasonable effort or expense.

PART IV-OTHER INFORMATION

(1)           Name and telephone number of the person to contact in regard to this notification.

Nataliya Hearn	(416) 861-1107
(Name)	(Area code) Telephone Number

(2)           Have all other periodic reports required under section Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report (s).

                ☒ Yes                    ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                ☐ Yes                    ☒ No

If so: attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ELEMENT 21 GOLF COMPANY
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	February 14, 2005	By	/s/ James Morin
James Morin Secretary, Treasurer, Chief Financial Officer and Director